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                             September 5, 2023

       Rajib Chanda
       Partner
       Simpson Thacher & Bartlett LLP
       900 G Street, N.W.
       Washington, DC 20001

                                                        Re: Blue Owl Real
Estate Net Lease Trust
                                                            Schedule TO-I filed
August 29, 2023
                                                            File No. 005-94150

       Dear Rajib Chanda:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed August 29, 2023; Offer to Purchase

       General

   1. Three separate classes of common shares, worth an aggregate value of $69,037,467, are collectively sought in
a single tender offer. The elective combining of multiple classes of shares into a single
class by the Company, however, is inconsistent with the framework and disclosure
requirements of Rule 13e-4 of the Exchange Act and Regulation 14E. The
                                                        federal securities law
requirements regulating tender offers apply on a class-by-class basis. Consequently, it
is unclear how the Company   s disclosure complies with Item 4 of
                                                        Schedule TO, and more
specifically, Item 1004(a)(1)(i) of Regulation M-A, given the failure to separately
quantify the total number of shares of Class S, Class D, and Class
                                                        I common shares sought.
In addition, it is equally unclear how the Company would
                                                        calculate a percentage
increase or decrease in the    class    of securities being sought under
                                                        Rule 14e-1(b), or how
it would be able to comply with the Rule 13e-4(f)(3) pro ration requirement. Please
advise and/or revise.
   2. We note the multiple references to Rule 13e-4(f)(1)(ii) in the Offer to Purchase. Please
 Rajib Chanda
Simpson Thacher & Bartlett LLP
September 5, 2023
Page 2
         disclose how such rule operates so that shareholders understand its potential impact.
3. We note the following disclosure on page 3: "Additionally, if the amount of repurchase requests exceeds the number of Shares we seek to repurchase, we may, in our sole discretion, accept the additional duly tendered Shares permitted to be accepted pursuant to
         Rule 13e-4(f)(1)(ii) under the Exchange Act, and/or repurchase Shares on a pro rata basis in accordance with the number of Shares tendered by each shareholder (and not timely withdrawn)." Similar statements appear elsewhere in the Offer to Purchase. Please revise such disclosure to clarify that proration is not something within the discretion of the
         Company, but is rather a legal requirement under Rule 13e-4(f)(3) and must be carried out according to the rules set out in that provision.
Certain Conditions of the Offer, page 10

4. We note the following disclosure on page 10: "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition... ." All offer conditions must be objective and outside the control of the offeror
         in order to avoid illusory offer concerns under Regulation 14E. Please revise the language relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control. See Question 101.02 of the Division of
         Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure
         Interpretations.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameRajib Chanda                                 Sincerely,
Comapany NameSimpson Thacher & Bartlett LLP
                                                               Division of
Corporation Finance
September 5, 2023 Page 2                                       Office of
Mergers and Acquisitions
FirstName LastName